SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2025 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission File No. 001-38103

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

Janus Henderson Group plc

201 Bishopsgate

EC2M 3AE

United Kingdom

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1–2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	4

Notes to Financial Statements as of December 31, 2025 and 2024, and for the Year Ended December 31, 2025	5–11

Supplemental Schedules:

Schedule H, Line 4a —Schedule of Delinquent Participant Contributions as of December 31, 2025 and for the year then ended	13

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2025	14–16

Index to Exhibits	17

Signature Page	18

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Janus 401(k) and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Janus 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4a - Schedule of Delinquent Participant Contributions as of December 31, 2025 and for the year then ended and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 ("supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

June 23, 2026

We have served as the Plan’s auditor since 2018.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2025	2024

Cash and investments:
Participant-directed investments	$590,899,630	$521,523,853
Nonparticipant-directed investments	20,901,785	19,740,148
Cash	136,026	10,010
Total cash and investments	611,937,441	541,274,011

Receivables:
Sponsor contributions	18,298	1,704,459
Notes receivable from participants	1,622,180	1,791,484
Total receivables	1,640,478	3,495,943

Net assets available for benefits	$613,577,919	$544,769,954

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2025

Additions to net assets attributed to:
Net appreciation in fair value of participant-directed investments	$46,872,243
Net appreciation in fair value of nonparticipant-directed investments	2,182,749
Dividends and interest	36,317,032
Net investment income	85,372,024

Interest income on notes receivable from participants	135,847

Contributions to net assets attributed to:
Participants	17,662,056
Sponsor	10,850,160
Participant rollovers	4,841,889
Total contributions	33,354,105

Deductions from net assets attributed to:
Plan expenses	(290,726)
Benefits paid to participants	(49,763,285)
Total deductions	(50,054,011)

Net increase in net assets	68,807,965

Net assets available for benefits:
Beginning of year	544,769,954
End of year	$613,577,919

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility — Substantially all U.S. based employees of Janus Henderson Group plc (“JHG”, the “Company” or the “Sponsor”) and affiliated employers who have adopted the Plan are eligible to participate in the Plan beginning on their date of employment.

Contributions — The Plan consists of a Roth 401(k) and a 401(k) component. Participants may contribute up to 75% of their annual compensation, as defined in the Plan, subject to certain limitations as set forth by the IRS. Participants may also contribute up to 25% of their annual base salary in after-tax contributions. Participants direct the investment of their contributions into various registered mutual funds offered by the Plan. Participants may also direct their investments through a trustee sponsored brokerage account.

The Sponsor contributes to the 401(k) portion of the Plan a matching contribution equal to 100% of each participant’s eligible contribution up to 6% of the participant’s compensation. Employees that work at least 1,000 hours during the year and remain employed on the last day of the Plan year are also eligible for an annual discretionary contribution to the Plan.

Eligible employees may receive matching contributions based on Qualified Student Loan Payments (QSLPs) rather than traditional salary deferrals. The plan matches 100% of the employee’s QSLPs up to the first 6% of their eligible compensation (subject to the IRS annual contribution limits). Employees must provide annual self-certification of their loan repayments. Matching contributions for QSLPs are subject to the same vesting schedule and eligibility requirements as traditional employer matching contributions.

The Sponsor contributions to the profit-sharing portion are invested based on the direction of the participant. Contributions to the Employee Stock Ownership Plan (“ESOP”) are invested directly in JHG common stock. After three years of service, employees may transfer 100% of their ESOP balance and any future contributions to participant-directed investments. Contributions are subject to certain limitations.

Participants can reinvest dividends earned on JHG common stock to purchase additional shares of JHG common stock or elect to receive dividends in cash.

A participant who is age 50 or older may make catch-up deferral contributions of $7,500 in 2025. Effective 2025, per the 2022 Secure 2.0 Act, participants who are ages 60-63 during the calendar year, are eligible to contribute an additional $3,750 for a super catch-up contribution.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Sponsor’s contributions and may also include an allocation of Plan earnings and participant forfeitures. Plan losses, withdrawal fees and administrative expenses may be charged to participant’s accounts. Allocations are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting — Participants are always 100% vested in their own contributions. Vesting in discretionary employer contributions, discretionary ESOP stock bonus contributions and in employer matching contributions are based on years of service with JHG or a subsidiary of JHG. Participants earn one year of service for each calendar year that they work at least 1,000 hours and the vesting percentage for the majority of participants is calculated as follows:

Cumulative
Percentage
Years of Service	Vested
After 1	20%
2	40%
3	60%
4	80%
5	100%

A participant becomes 100% vested in all contributions if employed when the participant reaches normal retirement date (age 65), loses his or her job due to job elimination (as defined by the Plan), or leaves employment due to disability (as defined by the Plan) or death, even if the participant has not yet completed five years of service.

Distribution of Benefits — Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. The Plan also provides for early distribution at age 59 1/2 in specific circumstances.

Distributions after termination of employment are made in a lump-sum payment in an amount equal to the value of the participant’s vested interest in his or her account. Terminated participants with an account balance of $1,000 or less are paid a lump-sum distribution without the request or approval of the participant. If a terminated participant’s account is greater than $1,000 but not more than $7,000, and the terminated participant does not elect to have a direct rollover to an eligible retirement plan or to receive a distribution directly, then the Administrator of the Automatic Portability (“AP”) program, the Portability Services Network, LLC (“PSN”), will attempt to transfer the account to another employer’s plan through the AP program; if no match is found, the PSN will process a distribution in a direct rollover to an individual retirement account designated by the PSN.

Distributions may also be made in the event of the financial hardship of the participant, as defined in the Plan.

Notes Receivable from Participants — Participants may only have one loan outstanding at any given time and may borrow an aggregate amount of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Trustee and Recordkeeper — Fidelity Management Trust Company (“Fidelity”) holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

Administration of the Plan — The Sponsor has appointed an Advisory Committee to the Plan (the “Advisory Committee”) to serve as fiduciary with the authority and responsibility to administer the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will become 100% vested.

Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Nonvested profit sharing, ESOP and employer matching contributions amounts forfeited by employees are first applied against Plan administration expenses. Any forfeiture amounts remaining after Plan expenses have been paid will be applied against any employer contribution obligation. Should the forfeiture amounts exceed Plan expenses and the Sponsor’s contribution obligations, the excess amount will be allocated to the other participants as a part of and in the same manner as the Sponsor’s contributions for the Plan year in which the forfeitures occurred. During 2025, forfeited amounts applied against Plan expenses totaled $183,015. There were $175,000 of forfeitures applied against employer contributions for the year ended December 31, 2025. As of December 31, 2025 and 2024, forfeited nonvested accounts totaled $170,197 and $122,343, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options as set forth in the Plan agreement. Investment securities are exposed to various risks such as interest rate, market, concentration and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits. Approximately 3% and 4% of net assets available for benefits as of December 31, 2025 and 2024, respectively, were invested in JHG common stock, representing the ESOP portion of the Plan.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan on December 31, 2025. Common stock is valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan agreement. Notes receivable from participants have various maturity dates and interest rates ranging from 2026 to 2038 and 4.25% to 9.50%, respectively.

Administrative Expenses — Plan expenses include loan, distribution and administration fees paid to Fidelity. Other plan expenses include audit, legal and advisory fees. Nonvested profit sharing and ESOP amounts forfeited by employees are used to pay administration fees. Loan and distribution fees are charged against individual participant accounts. The Plan Sponsor may pay Plan expenses at its sole discretion but is not obligated to pay Plan expenses. Unless paid by the Plan Sponsor, such costs and expenses are charged against Plan assets at the participant account level and deducted by the trustee.

Administrative fees paid to Fidelity may be reduced to the extent Plan assets are invested in certain Fidelity and non-Fidelity investment products. Plan expenses were reduced by $40,073 and $66,098 during the years ended December 31, 2025 and 2024, respectively, as a result of such investment.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan, but have not yet been paid, as of December 31, 2025 and 2024.

Contributions — Contributions are recognized in the year to which they relate.

Income Tax Status — The IRS has determined and informed the Company by a letter dated October 14, 2014, that the Plan was designed in accordance with the applicable regulations of the IRC requirements. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The plan was last amended on November 12, 2025, for operational and regulatory matters. The amendments were not impactful to the Plan’s tax-exempt status.

Subsequent Events — Subsequent events were evaluated through the date the financial statements were issued.

On December 21, 2025, JHG entered into a Merger Agreement under which the company will be acquired by a private investor group which is expected to close subsequent to the issuance of these financial statements. Any shares of JHG common stock owned by the Plan at the time the transaction is complete will be liquidated. As a result of this change, the Plan will cease to qualify as an 11-K filer under SEC rules.

3.	FAIR VALUE MEASUREMENTS

Measurements of fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2025 and 2024.

	Fair value measurements
	as of December 31, 2025, using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Mutual funds	$556,075,039	$-	$-	$556,075,039
Common stock	20,901,785	-	-	20,901,785
Money market funds	17,415,320	-	-	17,415,320
Participant-directed brokerage accounts	17,409,271	-	-	17,409,271
Total	$611,801,415	$-	$-	$611,801,415

	Fair value measurements
	as of December 31, 2024, using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Mutual funds	$494,289,154	$-	$-	$494,289,154
Common stock	19,740,148	-	-	19,740,148
Money market funds	15,219,032	-	-	15,219,032
Participant-directed brokerage accounts	12,015,667	-	-	12,015,667
Total	$541,264,001	$-	$-	$541,264,001

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2025, are as follows:

Janus Henderson Group plc common stock–at December 31, 2024	$19,740,148

Changes in net assets:
Net appreciation in fair value of investments	2,182,749
Dividends reinvested	710,572
Benefits paid to participants	(1,214,513)
Forfeitures	(6,999)
Transfers to participant-directed investments	(510,172)
Net change	1,161,637
Janus Henderson Group plc common stock–at December 31, 2025	$20,901,785

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JHG and mutual funds and brokerage accounts managed by Fidelity. Certain Plan expenses include loan, distribution and administrative fees paid to Fidelity. JHG is the sponsoring employer of the Plan and Fidelity is the trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.

In addition to mutual funds managed by JHG, the Plan also holds JHG common stock. As of December 31, 2025 and 2024, the Plan held 439,352 and 464,108 shares of JHG common stock with a cost basis of $12,065,158 and $12,417,969 and a market value of $20,901,785 and $19,740,148, respectively. During the year ended December 31, 2025, the Plan recorded dividend income attributable to JHG common stock of $710,572.

Certain employees of JHG perform administrative work and financial reporting for the Plan and are not compensated by the Plan.

6.	LITIGATION AND OTHER REGULATORY MATTERS

We are periodically involved in various legal proceedings and other regulatory matters.

Sandra Schissler v. Janus Henderson US (Holdings) Inc., Janus Henderson Advisory Committee, and John and Jane Does 1-30

On September 9, 2022, a class action complaint, captioned Schissler v. Janus Henderson US (Holdings) Inc., et al., was filed in the United States District Court for the District of Colorado. Named as defendants are Janus Henderson US (Holdings) Inc. (“Janus US Holdings”) and the Advisory Committee to the Plan. The complaint purports to be brought on behalf of a class consisting of participants and beneficiaries of the Plan that invested in Janus Henderson funds on or after September 9, 2016. On January 10, 2023, an amended complaint was filed against the same defendants, naming two additional plaintiffs, Karly Sissel and Derrick Hittson. As amended, the complaint alleges that for the period since September 9, 2016, among other things, the defendants breached fiduciary duties of loyalty and prudence by (i) selecting higher-cost Janus Henderson funds over less expensive investment options, (ii) retaining Janus Henderson funds despite their alleged underperformance and (iii) failing to consider actively managed funds outside of Janus Henderson to add as investment options. The amended complaint also alleges that Janus US Holdings failed to monitor the Advisory Committee with respect to the foregoing. The amended complaint seeks various declaratory, equitable and monetary relief in unspecified amounts. On January 22, 2024, the district court entered an order granting in part and denying in part Janus US Holdings’ motion to dismiss. The parties thereafter conducted fact and expert discovery, which was completed on May 27, 2025.

On July 11, 2025, the defendants filed a motion for summary judgment with respect to all of the claims asserted in the complaint, as well as a motion to exclude certain opinions offered by the plaintiffs’ experts. Also on July 11, 2025, the plaintiffs filed a motion for partial summary judgment with respect to one element of their fiduciary duty claim, and a motion to exclude certain opinions offered by the defendants’ damages expert. Those motions have been fully briefed, but no decision has been issued.

On February 18, 2026, and without admitting any liability, fault or wrongdoing, Janus US Holdings reached an agreement in principle with plaintiffs to settle the matter for an immaterial amount. On February 24, 2026, the parties filed a Notice of Settlement with the district court. On April 29, 2026, plaintiffs filed a motion for preliminary approval. On May 4, 2026, the district court entered an order preliminarily approving the settlement. A fairness hearing for final approval of the settlement is set for September 4, 2026.

******

SUPPLEMENTAL SCHEDULES

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
EIN 43-1804048, PLAN NO. 003

SCHEDULE H, LINE 4a — SCHEDULE OF DELIQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2025 AND FOR THE YEAR THEN ENDED
Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if late participant loan repayments are included ☐	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$4,123	$ -	$ -	$ -	$4,123

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
EIN 43-1804048, PLAN NO. 003

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025
Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)

Fidelity Freedom® Index 2010 Fund (1)	12,330	Mutual Fund	$166,583
Fidelity Freedom® Index 2020 Fund (1)	10,984	Mutual Fund	$185,186
Fidelity Freedom® Index 2025 Fund (1)	34,492	Mutual Fund	$701,228
Fidelity Freedom® Index 2030 Fund (1)	152,030	Mutual Fund	$3,437,408
Fidelity Freedom® Index 2035 Fund (1)	170,234	Mutual Fund	$4,531,633
Fidelity Freedom® Index 2040 Fund (1)	111,573	Mutual Fund	$3,216,653
Fidelity Freedom® Index 2045 Fund (1)	139,730	Mutual Fund	$4,309,272
Fidelity Freedom® Index 2050 Fund (1)	212,008	Mutual Fund	$6,553,177
Fidelity Freedom® Index 2055 Fund (1)	83,186	Mutual Fund	$2,117,072
Fidelity Freedom® Index 2060 Fund (1)	51,304	Mutual Fund	$1,106,618
Fidelity Freedom® Index 2065 Fund (1)	72,040	Mutual Fund	$1,257,819
Fidelity Freedom® Index 2070 Fund (1)	5,511	Mutual Fund	$68,009
Fidelity Freedom® Index Retirement Fund (1)	484	Mutual Fund	$5,978
Fidelity® Emerging Markets Index Fund (1)	434,027	Mutual Fund	$5,937,483
Fidelity® Extended Market Index Fund (1)	61,480	Mutual Fund	$6,189,155
Fidelity® 500 Index Fund (1)	327,766	Mutual Fund	$77,916,501
Fidelity® Inflation-Protected Bond Index Fund (1)	218,844	Mutual Fund	$1,995,859
Fidelity® International Index Fund (1)	195,482	Mutual Fund	$11,885,321
Fidelity® U.S. Bond Index Fund (1)	637,082	Mutual Fund	$6,727,581
Janus Henderson Absolute Return Income Opportunities Fund (1)	40,818	Mutual Fund	$371,448
Janus Henderson Adaptive Global Allocation Fund (1)	660,080	Mutual Fund	$7,980,363
Janus Henderson Balanced Fund (1)	455,674	Mutual Fund	$21,986,275
Janus Henderson Contrarian Fund (1)	688,070	Mutual Fund	$18,405,873
Janus Henderson Developed World Bond Fund (1)	85,275	Mutual Fund	$671,116
Janus Henderson Enterprise Fund (1)	123,035	Mutual Fund	$17,753,939
Janus Henderson European Focus Fund (1)	23,478	Mutual Fund	$1,424,154
Janus Henderson Flexible Bond Fund (1)	721,020	Mutual Fund	$6,784,802
Janus Henderson Forty Fund (1)	627,399	Mutual Fund	$38,221,121

      (continued)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
EIN 43-1804048, PLAN NO. 003

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025
Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)

Janus Henderson Global Allocation Fund - Conservative (1)	40,101	Mutual Fund	$513,291
Janus Henderson Global Allocation Fund - Growth (1)	52,525	Mutual Fund	$755,828
Janus Henderson Global Allocation Fund - Moderate (1)	22,678	Mutual Fund	$303,664
Janus Henderson Global Equity Income Fund (1)	520,682	Mutual Fund	$3,811,390
Janus Henderson Global Life Science Fund (1)	258,897	Mutual Fund	$20,926,627
Janus Henderson Global Real Estate Fund (1)	155,005	Mutual Fund	$1,878,657
Janus Henderson Global Research Fund (1)	141,475	Mutual Fund	$17,149,601
Janus Henderson Global Select Fund (1)	331,729	Mutual Fund	$6,425,596
Janus Henderson Global Sustainable Equity Fund (1)	92,142	Mutual Fund	$1,629,076
Janus Henderson Global Technology and Innovation Fund (1)	396,509	Mutual Fund	$27,398,782
Janus Henderson Growth and Income Fund (1)	199,209	Mutual Fund	$14,352,984
Janus Henderson High-Yield Fund (1)	428,197	Mutual Fund	$3,207,194
Janus Henderson International Dividend Fund (1)	115,312	Mutual Fund	$2,100,990
Janus Henderson Mid Cap Value Fund (1)	440,405	Mutual Fund	$6,544,418
Janus Henderson Multi-Sector Income Fund (1)	1,002,575	Mutual Fund	$8,812,635
Janus Henderson Overseas Fund (1)	289,421	Mutual Fund	$16,528,831
Janus Henderson Research Fund (1)	508,135	Mutual Fund	$45,676,228
Janus Henderson Short Duration Flexible Bond Fund (1)	801,523	Mutual Fund	$2,316,401
Janus Henderson Small Cap Value Fund (1)	270,050	Mutual Fund	$6,319,166
Janus Henderson Small-Mid Cap Value Fund (1)	196,398	Mutual Fund	$2,942,046
Janus Henderson Triton Fund (1)	376,663	Mutual Fund	$10,275,366
Janus Henderson U.S. Dividend Income Fund (1)	385,418	Mutual Fund	$5,060,540
Janus Henderson Venture Fund (1)	98,526	Mutual Fund	$8,750,130
Vanguard Balanced Index Fund	1,709,130	Mutual Fund	$88,550,005
Vanguard Short-Term Corporate Bond Index Fund	89,266	Mutual Fund	$1,937,966

      (continued)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
EIN 43-1804048, PLAN NO. 003

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025
Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)
Fidelity Brokeragelink® Common Stock (1,3)	2,515,682	Fidelity Brokeragelink Common Stock	$2,515,682
Fidelity Brokeragelink® External Funds (1,3)	2,275,706	Fidelity Brokeragelink Mutual Fund	$2,275,706
Fidelity Brokeragelink® Fidelity Funds (1,3)	4,044,884	Fidelity Brokeragelink Mutual Fund	$4,044,884
Fidelity Brokeragelink® Unit (1,3)	6,579,091	Fidelity Brokeragelink Mutual Fund	$6,579,091
Fidelity Brokeragelink® Interest-Bearing Cash Reserves (1,3)	1,993,908	Fidelity Brokeragelink Interest-bearing Cash	$1,993,908
Janus Henderson Group plc common stock (1,4)	439,352	Common Stock	$20,901,785
Janus Henderson Government Money Market Fund (1)	3,242,900	Money Market Fund	$3,242,900
Vanguard Treasury Money Market Fund	14,172,420	Money Market Fund	$14,172,420

Total investments			$611,801,415

Notes receivable from participants (1,5,6)		Participant loans	$1,622,180

Total investments and notes receivable from participants			$613,423,595

(1) Indicates a party-in-interest (Note 5).
(2) Cost information is not required for participant directed investments and is therefore not included.
(3) Fidelity Brokeragelink common stock, mutual funds and interest-bearing cash are participant-directed brokerage accounts.
(4) The cost basis of the Janus Henderson Group plc common stock is $12,065,158.
(5) With various maturity dates and interest rates ranging from 2026 to 2038 and 4.25% to 9.50%, respectively.
(6) The cost on notes receivable from participants is $0.

INDEX TO EXHIBITS

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus 401(k) and Employee Stock Ownership Plan

Date: June 23, 2026	By:	/s/ Karlene Lacy

Name: Karlene Lacy Title: Global Head of Tax